Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus closes equity offering

     <<
     TSX: ERF.UN
     NYSE: ERF
     >>

     CALGARY, Sept. 9 /CNW/ - Enerplus Resources Fund ("Enerplus") is pleased to announce that it has closed the previously announced equity offering launched in conjunction with the Marcellus shale gas acquisition. At closing today, a total of 10,406,250 trust units were issued at a price of CDN$21.65 per unit for gross proceeds of approximately CDN$225 million. This includes
1,156,250 trust units issued pursuant to the exercise by the underwriters of the full amount of the over-allotment option. The syndicate of underwriters was led by CIBC and RBC Capital Markets.
     The net proceeds from the equity offering have been used to effectively fund the purchase of an average 21.5% working interest in approximately
540,000 gross acres of land in the Marcellus shale gas area as well as fund future capital and general corporate expenditures.
     Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

     <<
     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 09:12e 09-SEP-09